Pricing Supplement No. 26 dated December  3, 1999          Rule 424(b)(3)
(To Prospectus dated April 1, 1996                         File No. 33-58887
and Prospectus Supplement dated April 1, 1996)

                           Colgate-Palmolive Company

                     Medium-Term Notes - Fixed Rate Notes

                                   Series C

    We are hereby offering to sell Notes having the terms specified below to you with the assistance of Salomon Smith Barney Inc., acting as principal. The
Notes are being offered by Salomon Smith Barney Inc. at a fixed initial public offering price of 100% of the principal amount.
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

Principal Amount:       $30,000,000                 Original Issue Date:   December 14, 1999
Interest Rate:           7.00% per annum            Net Proceeds to Company:  See "Supplemental
Stated Maturity Date:    December 14, 2004          Plan of Distribution" below.
                                                    Agent's Discount or Commission:    See
                                                    "Supplemental Plan of Distribution" below.


Interest Payment Dates:    The Company will pay interest on the Notes in U.S. dollars on the fourteenth day of
                           June and December of each year, commencing June 14, 2000, up to and including December
                           14, 2004 or the date of earlier redemption.

Redemption:                The Notes may be redeemed by the Company prior to the stated maturity date.
                           (See "Other provisions-Optional Redemption" below).

Optional Repayment:        The Notes cannot be repaid at the option of the holder thereof prior to the stated
                           maturity date.

Specified Currency:        U.S. dollars

Form:                      The Notes are being issued in fully registered book-entry form.

Other provisions:

Use of Proceeds:

         The net proceeds from the sale of the Notes will be used by the Company to retire commercial paper which was issued by the Company for general corporate purposes and working capital. As of December 3, 1999, the Company's outstanding commercial paper had a weighted average interest rate of 5.55% with maturities ranging from 2 to 62 days.

Optional Redemption:

         The Company may at its option elect to redeem the Notes in whole, but not in part, on December 14, 2000 or on any interest payment date thereafter at 100% of their principal amount plus accrued interest to but excluding the date of redemption. In the event the Company elects to redeem the Notes, notice will be given to registered holders not more than 60 nor less than 10 days prior to the date the Notes are to be redeemed.

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Certain Investment Considerations:

         The Company has the option to redeem the Notes on December 14, 2000 and on any interest payment date thereafter. The Company may be expected to redeem the Notes in the event market interest rates at the time that the Company considers redeeming the Notes are lower than the interest rate on the Notes.

Supplemental Plan of Distribution:

         Salomon Smith Barney Inc., acting as principal, has agreed to purchase, and the Company has agreed to sell, the Notes at 100% of their principal amount. Salomon Smith Barney. Inc. will receive no commission in respect of the sale of the Notes. An affiliate of Salomon Smith Barney Inc. may realize benefits in connection with a swap agreement to be entered into with the Company.